

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2018

Yuval Cohen
Chief Executive Officer
Corbus Pharmaceuticals Holdings, Inc.
100 River Ridge Drive
Norwood, MA 02062

      Re: Corbus Pharmaceuticals Holdings, Inc.
           Registration Statement on Form S-3
           Filed January 5, 2018
           File No. 333-222447

Dear Mr. Cohen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                       Division of Corporation Finance
                       Office of Healthcare & Insurance

cc: Steven Skolnick